Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

DEED OF NOVATION AND AMENDMENT

THIS DEED OF NOVATION AND AMENDMENT (this “Deed”), dated as of September 15, 2021, is made by and among Artisan Acquisition Corp., a Cayman Islands exempted company (the “Company”), Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), Artisan LLC, a Cayman Islands limited liability company (the “Sponsor”) and the party listed as the purchaser on the signature page hereof (the “Purchaser”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Agreement.

WHEREAS, the Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);

WHEREAS, in connection with the Company’s initial public offering, the Company, the Sponsor and the Purchaser entered into a forward purchase agreement, dated as of March 1, 2021 (the “Existing Agreement,” and as amended by this Deed, the “Amended Forward Purchase Agreement”), pursuant to which (i) the Company agreed to issue and sell, and the Purchaser agreed to purchase, on a private placement basis immediately prior to the closing of the Business Combination, 3,000,000 Class A ordinary shares of the Company (each a “Company Class A Share”) and 750,000 redeemable warrants exercisable to purchase one Company Class A Share (each a “Company Warrant,” and all Company Class A Shares and Company Warrants to be purchased by the Purchaser under the Existing Agreement are collectively referred to as the “Company Forward Purchase Securities”) for an aggregate cash consideration of US$30,000,000 (the “FPS Purchase Price”); and (ii) the Sponsor transferred 375,000 Class B Shares to the Purchaser, which are subject to forfeiture, in each case of the foregoing sub-clauses (i) and (ii), on the terms and conditions set forth therein;

WHEREAS, the Company has proposed to effect a Business Combination on the terms, and subject to the conditions set forth in the Business Combination Agreement, dated as of the date hereof, by and among the Company, PubCo, Prenetics Group Limited, AAC Merger Limited (“Merger Sub 1”) and PGL Merger Limited (“Merger Sub 2”) (as may be amended, modified or supplemented from time to time, the “Business Combination Agreement;” and the Business Combination and other transactions contemplated thereby, taken as a whole, the “Business Combination Transactions”);

WHEREAS, pursuant to the Business Combination Agreement, the Company will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger as a wholly-owned subsidiary of PubCo (the “Initial Merger”), and as a result of the Initial Merger, the holders of ordinary shares of the Company shall become holders of Class A ordinary shares of PubCo (each a “PubCo Class A Ordinary Share”); and

WHEREAS, Section 10(l) of the Existing Agreement provides that the Existing Agreement can only be amended with the prior written consent of the Company, Sponsor and Purchaser.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Novation Agreement. Subject to Section 5(b) of this Deed, each of the parties hereto acknowledges, agrees and confirms that, with effect from the execution hereof:

(a)	the Business Combination Transactions shall be deemed a “Business Combination” for all purposes of the Amended Forward Purchase Agreement;

(b)	(i) the Purchaser’s commitment to purchase from the Company the Company Forward Purchase Securities under the Existing Agreement shall be replaced by the Purchaser’s commitment to purchase (x) 3,000,000 Class A ordinary shares of PubCo (the “PubCo Forward Purchase Shares”) and (y) 750,000 PubCo Warrants (as defined in the Business Combination Agreement) (the “PubCo Forward Purchase Warrants,” and together with the PubCo Forward Purchase Shares, collectively, the “PubCo Forward Purchase Securities”), for an aggregate purchase price equal to the FPS Purchase Price, in each case pursuant and subject to the terms and conditions of the Amended Forward Purchase Agreement; and (ii) in connection with the foregoing sub-clause (i) and in consideration of PubCo’s agreement under Section 1(c) of this Deed, each of the Company and the Purchaser shall be released and discharged from any and all obligations or duties to issue and sell, and purchase, any Company Forward Purchase Securities (including any Company Class A Shares upon exercise of any Company Warrants); and

(c)	the Company’s agreement to issue and sell to the Purchaser and the Purchaser’s agreement to purchase from the Company, the Company Forward Purchase Securities under the Existing Agreement shall be replaced by the PubCo’s agreement to issue and sell to the Purchaser and the Purchaser’s agreement to purchase from PubCo, the PubCo Forward Purchase Securities, pursuant and subject to the terms and conditions of the Amended Forward Purchase Agreement.

2.	Representations and Warranties of the Parties.

(a)	The Purchaser hereby makes in favor of PubCo each of the representations and warranties set out in Section 2 (Representations and Warranties of the Purchaser) of the Existing Agreement (except Section 2(f) (Disclosure of Information) and the final two sentences of Section 2(g) (Restricted Securities) of the Existing Agreement) on the date of this Deed and by reference to the facts and circumstances existing (i) as at the date of this Deed and (ii) subject to qualifications as set out in Section 8(b)(ii) of the Existing Agreement as novated and amended by this Deed, on and as of the date of FPS Closing, as if (x) any reference therein to “this Agreement” were a reference to the Amended Forward Purchase Agreement and (y) any reference therein to “the Company” (other than such reference in Section 2(i) (High Degree of Risk) of the Existing Agreement) were a reference to PubCo; and

(b)	PubCo hereby makes in favor of the Purchaser each of the representations and warranties, subject to the amendments set forth herein, set out in Section 3 (Representations and Warranties of the Company) of the Existing Agreement (except the representations and warranties in Section 3(b) (Capitalization), Section 3(d)(ii) (Rule 506 “Bad Actor” Disqualification), Section 3(g) (Operations), Section 3(m) (Issuance Totals), Section 3(n) (No More Favorable Terms), and Section 3(o) (Full Disclosure) of the Existing Agreement) on the date of this Deed, and by reference to the facts and circumstances existing as at the date of this Deed, as if (i) any reference therein to “the Company” were a reference to PubCo; (ii) any reference therein to the “Charter” were a reference to PubCo Charter (as defined in the Business Combination Agreement); and (iii) the last sentence in Section 3(a) (Incorporation and Corporate Power) had been subject to the exception that PubCo has Merger Sub 1 and Merger Sub 2 as its subsidiaries as of the date of this Deed.

(c)	In addition, PubCo hereby represents and warrants to the Purchaser on the date of this Deed as follows:

(i)	Capitalization. The authorized share capital of PubCo will consist, immediately prior to the Initial Closing, of 50,000 shares of $1.00 par value each. The authorized share capital of PubCo will consist, immediately prior to Acquisition Closing, of 500,000,000 shares of $0.0001 par value each.

(ii)	No “Bad Actor” Disqualifying Event. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the PubCo or, to PubCo’s knowledge, any PubCo Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable. “PubCo Covered Person” means, with respect to PubCo as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

(iii)	Operations. As of the date hereof, PubCo has not conducted, and prior to the Acquisition Closing PubCo will not conduct, any operations other than (A) organizational activities and (B) activities (x) in connection with offerings of the PubCo Forward Purchase Securities and the private placement of shares of PubCo to certain investors and (y) as contemplated by the Business Combination Agreement, the Transaction Documents (as defined in the Business Combination Agreement) and the Business Combination Transactions.

(iv)	Other Deeds of Novation and Amendment. Prior to or substantially concurrently with the execution and delivery of this Deed, PubCo has entered into or is entering into a deed of novation and amendment, in substantially the same form as this Deed, with the other investor in connection with novating and amending that certain forward purchase agreement by and among such investor, the Company and the Sponsor for purpose of the purchase by such investor of an aggregate of 3,000,000 Class A ordinary shares of PubCo and 750,000 PubCo Warrants (the “Other PubCo Forward Purchases”).

(v)	Business Combination Agreement. The Business Combination Agreement in substantially the form attached hereto as Exhibit A will be executed by and among the Company, PubCo, Prenetics Group Limited, Merger Sub 1 and Merger Sub 2 substantially concurrently with the execution of this Deed.

(vi)	No More Favorable Terms. The PubCo has not entered, and will not enter, into any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument or amendment agreement with any other investor in connection with the Other PubCo Forward Purchases or any private placement of the PubCo’s securities in connection with the Business Combination Transactions with any economic terms or conditions more favorable, in any material respect, than the terms and conditions provided hereunder.

3.	Amendments to the Existing Agreement. Effective as of the execution hereof and subject to Section 5(b) of this Deed, the Company, the Purchaser and the Sponsor hereby amend the Existing Agreement as provided in this Section 3:

(a)	References to the “Business Combination Closing”. All references to the “Business Combination Closing” in Section 1 (Sale and Purchase), Section 5 (Additional Agreements and Acknowledgements and Waivers of the Purchaser), Section 8 (FPU Closing Conditions) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to the Acquisition Closing (as defined in the Business Combination Agreement).

(b)	References to the “Class A Shares” and “Warrants”. All references to the “Class A Shares” and “Warrants,” respectively, in Section 2(g) (Restricted Securities), Section 5(a) (Lock-up; Transfer Restrictions), Section 6(b) (QEF Election; Tax Information), Section 6(d) (Nasdaq Listing) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to the PubCo Class A Ordinary Shares and PubCo Warrants, respectively.

(c)	References to the “Company”.

(i)	All references to the “Company” in Section 1 (Sale and Purchase), Section 5(a) (Lock-up; Transfer Restrictions) (other than Sections 5(a)(i) and 5(a)(vii)), Section 5(b) (Potential Forfeiture), Section 6(b) (QEF Election; Tax Information), Section 6(d) (Nasdaq Listing), Section 8 (FPU Closing Conditions) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to PubCo.

(ii)	After the Initial Closing (as defined in the Business Combination Agreement), all references to the “Company” in Section 5(a)(i) of the Existing Agreement shall be references to PubCo.

(iii)	All references to the “Company” in Section 7 (Transfer) shall be references to both the Company and PubCo.

(d)	References to the “FPU Closing”. All references to the “FPU Closing” in the Existing Agreement shall be references to the closing of the sale and purchase of the PubCo Forward Purchase Securities (the “FPS Closing”).

(e)	References to the “FPU Purchase Price”. All references to the “FPU Purchase Price” in the Existing Agreement shall be references to the FPS Purchase Price.

(f)	References to the “Forward Purchase Shares”. All references to the “Forward Purchase Shares” in the Existing Agreement (other than Section 3(m) (Issuance Totals) of the Existing Agreement) shall be references to the PubCo Forward Purchase Shares.

(g)	References to the “Forward Purchase Warrants”. All references to the “Forward Purchase Warrants” in the Existing Agreement (other than Section 3(m) (Issuance Totals) of the Existing Agreement) shall be references to the PubCo Forward Purchase Warrants.

(h)	No More Favorable Terms. Section 3(n) (No More Favorable Terms) of the Existing Agreement shall be deleted in its entirety and replaced with the Company’s representations and warranties that, except as contemplated by the Business Combination Agreement or otherwise disclosed in the SPAC SEC Filings (as defined in the Business Combination Agreement), the Company and the Sponsor have not entered, and will not enter, into any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument or amendment agreement with any other investor in connection with the Forward Purchases or any private placement of the Company’s securities in connection with the Business Combination Transactions with any economic terms or conditions more favorable, in any material respect, than the terms and conditions provided hereunder.

(i)	References to the “Forward Purchase Units”. All references to the “Forward Purchase Units” in the Existing Agreement shall be references to the PubCo Forward Purchase Securities.

(j)	Closing Conditions. Section 8(a)(i) of the Existing Agreement is hereby deleted and replaced with the following:

“The conditions to the Acquisition Closing (other than the condition on Available Closing Cash Amount set forth in Section 9.3(c) of the Business Combination Agreement) shall have been satisfied.”

(k)	Notice Clause. Section 10(a) (Notices) of the Existing Agreement is hereby deleted and replaced with the following:

“All notices, consents, waivers and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. The initial addresses and email addresses of the relevant parties for the purpose of this Agreement are:

(i)	If to PubCo, to:

Prenetics Global Limited

Address: c/o Prenetics Limited, 7th Floor, K11 Atelier, 728 King’s Road, Quarry Bay, Hong Kong

Attention: Danny Yeung, Chief Executive Officer; Stephen Lo, Chief Financial Officer

E-mail: danny@prenetics.com; stephen.lo@prenetics.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Jonathan B. Stone

Email: jonathan.stone@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Attention: Peter X. Huang

Email: peter.huang@skadden.com

(ii)	If to the Company, to:

Artisan Acquisition Corp.

Address: Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong

Attention: Yin Pan Cheng

Email: ben.cheng@c-venturesfund.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

Address: 26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road, Central, Hong Kong

Attention: Jesse Sheley; Joseph Raymond Casey; Ram Narayan

Email: jesse.sheley@kirkland.com; joseph.casey@kirkland.com;

ram.narayan@kirkland.com

(iii)	If to the Sponsor, to:

Artisan LLC

Address: Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong

Attention: Yin Pan Cheng

Email: ben.cheng@c-venturesfund.com

All communications to the Purchaser shall be sent to the Purchaser’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 10(a).”

(l)	Sponsor Lock-Up. Section 6(a) (Sponsor Class B Share Lock-up) of the Existing Agreement shall be deleted in its entirety and replaced with such provisions set forth in Schedule A hereto.

(m)	Finder’s Fees. The representation of each party hereto under Section 10(b) (No Finder’s Fees) of the Existing Agreement shall be subject to the exception of any finder’s fees or commission to advisor or placement agents in relation to the Business Combination Transactions.

(n)	Termination. Section 9 (Termination) of the Existing Agreement shall be deleted in its entirety and replaced with the following:

“The Amended Forward Purchase Agreement may be terminated at any time prior to the FPS Closing (w) by mutual written consent of PubCo, the Company, the Purchaser and Sponsor; (x) automatically upon termination of the Business Combination Agreement; (y) automatically if the Business Combination is not consummated within twenty four (24) months from the IPO Closing, unless extended upon approval of the Company’s shareholders in accordance with the Charter up to a maximum of three (3) months or such longer period as is mutually agreed by the Company and the Purchaser; or (z) if PubCo becomes subject to any voluntary or involuntary petition under the United States federal bankruptcy laws or any state insolvency law, in each case which is not withdrawn within sixty (60) days after being filed, or a receiver, fiscal agent or similar officer is appointed by a court for business or property of PubCo, in each case which is not removed, withdrawn or terminated within sixty (60) days after such appointment.”

4.	Additional Agreement. PubCo hereby agrees that, and each of the other parties hereto acknowledges that, with effect from the date hereof, PubCo shall be treated as if it were an original party to the Existing Agreement as amended by this Deed and be bound by all terms and conditions of the Amended Forward Purchase Agreement.

5.	General Provisions.

(a)	No Further Amendment. The parties hereto agree that the Existing Agreement (as novated and amended pursuant to this Deed) shall continue in full force and effect, and this Deed forms an integral and inseparable part of the Existing Agreement.

(b)	Termination. In the event of any termination of the Amended Forward Purchase Agreement pursuant to Section 9 (Termination) of the Amended Forward Purchase Agreement, (x) this Deed shall be automatically terminated with immediate effect without further action by any party hereto; (y) the Existing Agreement shall be automatically reinstated with immediate effect and shall continue in full force and effect as if this Deed were never executed; provided that in the event of any termination of the Amended Forward Purchase Agreement pursuant to Section 9(y) (Termination) of the Amended Forward Purchase Agreement, the Existing Agreement shall also be automatically terminated; and (z) the FPS Purchase Price (and interest thereon, if any), if previously paid, and all Purchaser’s funds paid in connection herewith, shall be promptly returned to the Purchaser, and thereafter each of this Deed and the Amended Forward Purchase Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or PubCo and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 5(b) shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Deed or the Amended Forward Purchase Agreement.

(c)	Notice of Termination. If the Business Combination Agreement is terminated in accordance with its terms, each of the Company and PubCo shall notify the Purchaser in writing as soon as reasonably practicable (and in any event within three (3) Business Days) after such termination.

(d)	Other Miscellaneous Terms. The provisions of Section 10 (General Provisions) of the Existing Agreement (other than Section 10(b) (Finder’s Fees)) shall apply to this Deed, mutatis mutandis and as novated and amended by this Deed.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

PURCHASER

Executed and delivered as a deed by	)
	)	/s/ Li, Ho Kei
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
ASPEX MASTER FUND	)	Name:	Li, Ho Kei
	)	Title:	Director

in the presence of:

/s/ Chiu, Tsz Kwan
Signature of Witness
Name:	Chiu, Tsz Kwan

Address for Notices

Address:	c/o Aspex Management (HK) Limited 16th Floor, St.George's Building 2 Ice House Street, Hong Kong

Attention: COO and Legal Counsel

Email: legal@aspexmanagement.com

Fax: (852) 3585 0121

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

COMPANY

Executed and delivered as a deed by	)
	)	/s/ Cheng Yin Pan
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
ARTISAN ACQUISITION CORP.	)	Name:	Cheng Yin Pan
	)	Title:	Chief Executive Officer

in the presence of:

/s/ Wong Po Yee
Signature of Witness
Name:	Wong Po Yee

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

SPONSOR

Executed and delivered as a deed by	)
	)	/s/ Cheng Yin Pan
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
ARTISAN LLC.	)	Name:	Cheng Yin Pan
	)	Title:	Manager

in the presence of:

/s/ Wong Po Yee
Signature of Witness
Name:	Wong Po Yee

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

PUBCO

Executed and delivered as a deed by	)
	)	/s/ Danny Yeung
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
PRENETICS GLOBAL LIMITED	)	Name:	Danny Yeung
	)	Title:	Director

in the presence of:

/s/ Stephen Lo
Signature of Witness
Name:	Stephen Lo

[Signature Page to Deed of Novation and Amendment]

Schedule A

(a)	Sponsor Transfer Restrictions. The Sponsor covenants to the Purchaser that, from the date of this Agreement until the Acquisition Effective Time (as defined in the Business Combination Agreement), Sponsor shall not, directly or indirectly, and shall cause its affiliates and permitted transferees not to, Transfer or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Class B Shares or Class A Shares into which such Class B Shares are convertible (the “Sponsor Shares”). Notwithstanding the foregoing, the Purchaser acknowledges and agrees that the Sponsor, its affiliates and its and their permitted transferees will be permitted to Transfer the Sponsor Shares (i) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (ii) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the Class B Shares were originally purchased; (iii) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; or (iv) in the event of the Company’s liquidation prior to the completion a Business Combination, in each case of the foregoing sub-clauses (i) through (iv), subject to the requirement that these permitted transferees must enter into a written agreement agreeing to be bound by (A) the restrictions on Transfer of the Sponsor Shares set forth in this sub-section (a) and (B) the restrictions under sub-section (b) of this Schedule A on the Transfer of PubCo Ordinary Shares (as defined in the Business Combination Agreement) received by such permitted transferees with respect to such transferred Sponsor Shares as a result of the Initial Merger, as if it were the Sponsor.

(b)	Sponsor Lock-Up.

(i)	Subject to the consummation of the Initial Merger, Sponsor covenants and agrees not to, during the Applicable Period, without the prior written consent of the board of directors of PubCo, Transfer any PubCo Ordinary Shares or PubCo Warrants received by it as a result of the Initial Merger and any PubCo Ordinary Shares received by it upon the exercise of PubCo Warrants (the “Lock-Up Securities”); provided, however, that the foregoing shall not apply to (i) Transfers (A) to another Person that is an affiliate of the Sponsor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Sponsor or its affiliates or who shares a common investment advisor with the Sponsor; (B) as part of a distribution to members, partners or shareholders of the Sponsor via dividend or share repurchase; or (C) by gift to a charitable organization or to a charitable foundation; (ii) Transfers by virtue of the laws of the state of the Sponsor’s organization and the Sponsor’s organizational documents upon dissolution of the Sponsor; (iii) Transfers relating to PubCo Ordinary Shares or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares acquired in open market transactions after the Acquisition Closing; (iv) the entry, at any time after the Acquisition Closing, by the Sponsor into any trading plan providing for the sale of PubCo Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Ordinary Shares during the Applicable Period insofar as it relates to the applicable Lock-Up Securities and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period insofar as it relates to the applicable Lock-Up Securities; (v) Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property; and (vi) pledges of Lock-Up Securities by a holder thereof that create a mere security interest in such Lock-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to control the exercise of the voting rights of such pledged Lock-Up Securities (as well as any foreclosure on such pledged Lock-Up Securities so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to the Sponsor, provided that such agreement shall only take effect in the event that the transferee takes possession of the Lock-Up Securities as a result of foreclosure); provided, further, however, that in the case of clauses (i), (ii) and (vi), these permitted transferees shall enter into a written agreement agreeing to be bound by the foregoing restrictions on Transfer of Lock-Up Securities prior to such Transfer.

(ii)	For purposes of the foregoing sub-section (i):

(1)	“affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(2)	“Applicable Period” means the period commencing on the Initial Merger Effective Time (as defined in the Business Combination Agreement) and ending on:

(A)	with respect to fifty percent (50%) of the Lock-Up Securities, the earliest of (x) one (1) year after the Acquisition Closing Date (as defined in the Business Combination Agreement), (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date; and

(B)	with respect to fifty percent (50%) of the Lock-Up Securities, eighteen (18) months after the Acquisition Closing Date.

Exhibit A

Form of the Business Combination Agreement

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.